Form 51-102F1

Management Discussion and Analysis

For

El Nino Ventures Inc.

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of El Nino Ventures Inc. (the “Company” or “El Nino”) for the six months ended July 31, 2007 and should be read in conjunction with the financial statements for the six months ended July 31, 2007 and related notes contained in the report.  The date of this management discussion and analysis is September 28, 2007.  Additional information on the Company is available on SEDAR at www.sedar.com.

Business of El Nino

El Nino is an exploration stage company engaged in the acquisitions, exploration and development of mineral properties of merit in Canada, Europe and in Africa with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Project Overview

Bathurst, New Brunswick Project

On May 26th, 2006, the Company announced that it had entered into an option agreement with Falconbridge Limited (“Falconbridge”) to explore the Bathurst Mining Camp in New Brunswick. Since the signing of this agreement, Falconbridge was taken over by Xstrata plc and the Company is now working with Xstrata Zinc (“Xstrata”).

The Company will initially have the opportunity to earn a 50% interest in a large number of mineral claims and two permitted areas held by Xstrata Zinc, occupying approximately 108,800 hectares.  In order to vest with a 50% interest, the Company is required to spend $5.0 million on exploration by March 31, 2008 with a minimum expenditure of $2.5 million by March 31, 2007 (completed).

Upon vesting with a 50% interest in the Property, the Company will have 90 days in which to elect to carve out one or more Project Areas from the existing Property, in each of which the Company can increase its interest to 65% by spending an additional $2.0 million over three years and can increase its interest in each Project Area still further to 75% by spending an additional $3.0 million over another two years.  Xstrata Zinc can back-in to increase its position from either a 35% or 25% interest level to 50% by contributing 2.5 times the Company expenditures made to increase its interest above 50%. Falconbridge may increase its interest in one or more Project Areas from 50% to 70% at any time by electing to complete a Feasibility Study, or expend an additional $20 million on each Project Area within three years: or five years if underground work is necessary to complete the study.  Xstrata Zinc will have the right to process the Company’s share of ore from any future operations.

The 2007-2008 exploration program is for $5,000,000 dollars. It is anticipated that 25,000 meters will be drilled from June 2007 to the end of March 2008. The drill program is well underway and results will come in when assays are finalised.

Bancroft Uranium Project

The Company completed the third phase of exploration on the Bancroft Uranium Project in early August, 2006.  The Project is comprised of eight properties in the Bancroft region of Ontario, which is well known for its historical uranium production from four former producing mines.  Under two separate agreements, El Nino may earn up to 100% interest on the Project. The Company is looking to joint venture these properties over the next few months. Preliminary discussions have been held with regards to joint ventures potential partners.

Preliminary Exploration Program – May 2005

A preliminary exploration program of geological and scintillometer reconnaissance was conducted in May 2005 on all eight of the Bancroft properties.  In addition, the Halo Property (North West Zone) and Amalgamated Rare Earth Property, which host the properties’ largest known uranium reserves (not 43-101 compliant), were targeted for more detailed exploration.  This program included mechanical stripping, scintillometer surveying, and chip and grab rock sampling for uranium and thorium assaying, and was successful in confirming the historically established grades.  Based on the results of this program, El Nino’s consulting geologist, T.J. Beesley, P.Eng., recommended a follow up deep drilling program to verify down dip extension of uranium mineralization for these properties.  Details for this program are in development.

Second Phase Exploration – October 2005

The second exploration phase was completed in late 2005, during which the remaining six properties were each examined radiometrically.  Grids were established over the extent of the anomalous radioactivity, with 50 metre lines and 12.5 metre stations, and were then surveyed by scintillometer.  Previous workings and high radioactive anomalies were tied in and chip and grab samples taken for assaying for uranium and thorium content.  Based on the results, the Company plans further work on three of the properties.   A 3.02% U3O8 result (apparently one of the highest U3O8 results recorded in this camp) was returned from an outcrop of limonitic coarse phlogopite-pyroxene pegmatite on the Canadian All Metals Property in Monmouth Township.  Results of 0.22% U3O8 were also returned.  On the Silver Crater #2 Showing in Faraday Township, anomalous radioactivity extends over an area 300 x 150 metres.  Highly anomalous radioactivity occurs within a 75 x 30 metre zone in the centre of the grid and is open to the west under overburden.  Results from five samples from throughout this zone range from 0.37% to 0.69% U3O8 and average 0.53% U3O8, in coarse-grained dark pink to red augite syenite pegmatite.  An assay of 0.31% U3O8 was obtained from coarse biotite-green pyroxene skarn on the McLean-Hogan Property grid in Cardiff Township.

On November 2nd, 2006 El Nino optioned its Bancroft Properties to Boulder Creek Exploration Inc. This agreement will finance the Bancroft properties through the next stages of exploration. Under the terms of this agreement El Nino will receive 275,000 shares of Boulder and cash payments of $125,000 dollars. Boulder can earn in a 60 percent interest by committing $1,000,000 dollars over the next two years and could earn up to 80 percent of the project by issuing a further 300,000 shares and spending an additional $1,500,000 dollars.

The 2007 exploration program is complete and $500,000 dollars were spent on exploration. Some results have been published and some results are pending.

Democratic Republic of Congo

In June 2007 the company announced the acquisition of 350 square kilometres of exploration ground in the Democratic Republic of Congo. This land position consists of four research permits held by Infinity Resources SPRL, a Congolese company where El Nino Ventures Inc. holds a 70 percent interest. El Nino Ventures Inc. also holds a right of 1st refusal for 20 percent of the project.

As of Sept 27th, 2007 our airborne geophysics survey was 80 percent complete and preliminary data was being analysed and will be incorporated into our drill program slated to start in the beginning of October. A drill program of a minimum of 5,000 meters of RC drilling will be completed before the rains stop our drilling effort.

The months of December to March will be used to compile all the data we have on the properties and determine the scope of our 2008 exploration program.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for El Nino for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Years Ended January 31
	2007	2006	2005
Total Revenues (i)	$56,378	$1,586	$154
General and administrative expenses	$1,148,715	$105,203	$89,136
Mineral property costs	$1,879,167	$153,362	$63,481
Net income (loss) ➢ In total ➢ Basic and diluted loss per share	$(2,973,538) $(0.23)	$(240,864) $(0.04)	$(152,881) $(0.03)
Totals Assets	$3,439,941	$284,220	$120,569
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

(i) Revenues consist of interest income.

Selected quarterly financial information

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

			For the Quarters Ended (unaudited)
	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31	Oct. 31
	2007	2007	2007	2006	2006	2006	2006	2005
Total revenues	$11,555	$33,295	$38,877	$10,617	$5,589	$1,295	$1,586	$Nil
Net loss	1,482,917	748,271	115,032	2,413,387	299,363	145,756	46,160	31,443
Net loss per share	0.05	0.03	0.01	0.20	0.01	0.01	0.01	0.01
Total assets	5,874,835	4,095,480	3,439,941	1,912,846	3,697,935	787,264	284,220	253,430

The loss for the quarter ended October 31, 2006 was significantly higher than other quarters due mainly due to $2,053,693 in exploration expenditures on the Bathurst, New Brunswick property in the quarter.

Results of operations

The six month period ended July 31, 2007 resulted in a net loss of $2,231,188, which compares with a loss of $445,119 for the same period in 2006.  General and administrative expenses for the six  month period ended July 31, 2007 were $488,566, an increase of $59,479 over the same period in 2006.  Wages of $59,079 were   recorded as compared to $6,434 during the previous six  month period as the Company hired an employee  while becoming active with the financing of several exploration projects.  Travel costs of $32,759 were incurred compared to $70,598 when the Company was actively working on new acquisitions and financing in Europe in order to raise funds for the Bathurst, New Brunswick project and working capital. All other general and administrative costs were relatively the same when compared to the previous six month period.

During the six month period ended July 31, 2007, the Company incurred mineral property expenditures of $1,786,608. Of this amount, $10,000 was paid as cash option payments and a further 30,000 shares were issued  at a value of $12,300 for its Bancroft, Ontario properties.  $449,247 was incurred on drilling the Bancroft  properties and was funded by Can Am Uranium Corp. (formerly Boulder Creek Explorations). During the six month period ended July 31, 2007, the Company  incurred $929,161 on the Bathurst, New Brunswick project. The balance of $2,237,361 that is held in escrow is shown as project advances at July 31, 2007. The expenditure amount was matched by the Government of New Brunswick.  $280,145 was paid in cash and 300,000 shares were issued at a value of $219,000 to acquire a 70% interest in the Congolese Joint Venture.

Shareholder relations costs of $32,625 and promotional activities undertaken by the Company, which included attendance at various trade shows, promotional literature and expanding the website cost $140,832 as the Company increased awareness on its exploration projects and corporate objectives.

Liquidity and capital resources

At July 31, 2007, the Company’s working capital, defined as current assets less project advances less current liabilities, was $3,526,265 compared with working capital of $223,322 at January 31, 2007. During the six month period, 10,414,987 shares were issued for gross proceeds of $4,765,493.   The private placements were non-flow-through unit offerings including one common share and one share purchase warrant.  The Company paid issuance costs of $259,880 in commissions  and issued 240,000 broker warrants with the same terms as the unit warrants. Subsequent to quarter-end, the Company closed a 5,888,889 private placement @ $0.90 for gross proceeds of $5,300,000. The Company paid issuance costs of $318,000 in commissions  and issued 353,333 broker warrants to purchase one additional common share until February 28, 2009 at a price of $0.90 per warrant share.

The Company has total issued and outstanding of 28,731,940 shares as at July 31, 2007.

Contractual commitments

The Company is committed under an operating lease with a company for its office premises with the following lease payments to the expiration of the lease on November 30, 2011.

	2008	2009	2010	2011	2012	Thereafter
Office lease	$38,029	38,029	38,029	38,029	31,691	-

Pursuant to an option agreement with Xstrata plc to explore the Bathurst Mining Camp in New Brunswick, the Company is required to spend $2.5 million by March 31, 2007 (completed) and a further $2.5 million by March 31, 2008 (funds were advanced to the project before July 31, 2007).  The New Brunswick Government has provided a grant of $4.5 million to assist with exploration and development of the Bathurst project.  Further information on mineral option payments are disclosed in Note 6 to the financial statements dated July 31, 2007.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Critical accounting estimates

A detailed summary of all the Company’s significant accounting policies is included in Note 2 to the financial statements for the six month period ended July 31, 2007.

Significant estimates used in the preparation of these financial statements include, amongst other things, depreciation, determinations of net recoverable value of assets, determination of fair value on taxes, contingencies and share compensation.

Changes in Accounting Policies

There were no changes in significant accounting policies of the Company for the six month period ended July 31, 2007, except that the Company clarified its accounting policy related to the capitalization of mineral property acquisition costs.

Financial Instruments and Other Instruments

El Nino’s financial instruments consist of cash, restricted cash, GST receivable, deposits, marketable securities, project advances and accounts payable and accrued liabilities.  Unless otherwise noted, it is management’s opinion that El Nino is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company may be exposed to currency risk if acquisition and exploration expenditures are incurred in the U.S. as it will have to convert Canadian dollars raised through equity financing in Canada to US dollars.  The Company’s expenditures could be negatively impacted by increases in the US versus the Canadian dollar.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at July 31, 2007, there  were 28,731,940 outstanding common shares compared to 17,986,953 outstanding shares at January 31, 2007.  The increase reflects the issuance of 10,414,987 shares for cash and 330,000 shares for mineral properties.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company Stock Option Plan.  This plan and its terms and outstanding balance are disclosed in Notes 7c to the financial statements dated July 31, 2007.

As at September 28, 2007, there were 34,802,892 common shares outstanding.

Related party transactions

A total of $12,000 was paid to a company controlled by a Director of the Company for management services during the six month period ended July 31, 2007.   A total of $33,000 was paid to a company controlled by the President and CEO of the Company and wages in the amount of $33,000 for management services  during  the six month period ended July 31, 2007.  A total of $12,139 was paid to a company controlled by the Corporate Secretary of the Company for corporate secretarial services during the six month period ended July 31, 2007.   A total of $13,300 was paid to a company controlled by  the Chief Financial Officer (CFO) of the Company for accounting services during the six month period ended July 31, 2007.

Critical Accounting Estimates

Mineral Property Costs

The Company is in the process of developing its mineral properties and capitalizes acquisition costs for property rights. The Company has adopted the policy of expensing mineral exploration costs and periodic option payments incurred prior to the determination that a property has economically recoverable ore reserves.

Capitalized costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of ore reserves, while capitalized costs for prospects abandoned are written off.

Management reviews and evaluates the carrying value of its mineral properties for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Ownership in mineral properties involves certain interest risks due to the difficulties of determining and obtaining clear title to claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method.  For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management is in the process of evaluating the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on the evaluation of the disclosure controls performed to date, management of the Company has determined that certain weaknesses existed in internal controls over financial reporting.  The existence of these weaknesses is mitigated by senior management monitoring which exists.  The Company is taking steps to augment and improve the design of procedure and controls impacting these areas of weakness over internal control over financial reporting.

Internal Controls and Procedures

Internal controls and procedures are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the Company’s generally accepted accounting principles. As at the end of the period covered by this management’s discussion and analysis, management had designed and implemented internal controls and procedures as required by Canadian securities laws.

The Company has evaluated the design of its internal controls and procedures over financial reporting for the  six month period ended July 31, 2007. No material weakness in the design has been identified. Management continues to review and refine its internal controls and procedures.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company has limited financial resources, no sources of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the company’s properties.

Outlook

El Nino currently has one option agreement in which Can Am Uranium Corp. is earning an interest in the Bancroft, Ontario project by carrying all costs and making significant exploration expenditures. The Company  is committed to spend a further $2.5 million before March 2008 with the New Brunswick Government committing an additional $2.0 million. The Company will be proceeding with an aggressive acquisition program for new projects focusing on areas of known mineralization in Europe, Africa, and Canada. El Nino has cash of $3,049,340 and $2,237,361 held in trust for the Bathurst project as at July 31, 2007. Subsequent to quarter-end the Company received gross proceeds of $5,300,000 on the issuance of 5,888,889 shares at $.90/share.

Approval

The Board of Directors of El Nino has approved the disclosure contained in this interim MD&A. A copy of this interim MD&A will be provided to anyone who requests it.